JSAT

04036337

RECD S.E.C.
AUG 16 2004
1086

FID-B-04-042
August 9, 2004

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Operating Results for the 1st Quarter Ended June 30, 2004
- JSAT Announces Details Concerning Issuance of Subscription Rights (Stock Options)
- JSAT and NTT Com to Conduct Cyber Security Net Service (Provisional) Trials
- Annual Report 2004

Thank you for your attention and cooperation.

Yours faithfully,

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

Hiroshi Kajihara
General Manager
Corporate Finance and Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

(2) Summary of Statements of Income

(¥ Million)

Three months ended	June 30, 2004	June 30, 2003	Change (%)
Revenues	10,515	10,882	-3.4%
Operating expenses	8,049	8,059	-0.1%
Operating income	2,465	2,823	-12.7%
Other income (expenses)	48	(21)	-
Income before income taxes and minority interests	2,514	2,802	-10.3%
Income taxes	1,274	1,292	-1.4%
Minority interests	(15)	(10)	-
Net income	1,225	1,500	-18.3%

(3) Revenues for Each Service

(¥ Million)

Three months ended	June 30, 2004	June 30, 2003	Change (%)
Network-Related Services	3,672	4,207	-12.7%
Broadcast & Video Distribution Services	6,592	6,469	+1.9%
Other	251	206	+21.8%
Total	10,515	10,882	-3.4%

(4) Summary of the Cash Flows Statements

(¥ Million)

Three months ended	June 30, 2004	June 30, 2003
Operating activities (net cash)	9,207	8,267
Net income	1,225	1,500
Depreciation and amortization	3,890	4,059
Other	4,092	2,708
Investing activities (net cash)	1,307	(2,551)
Property and equipment	(3,182)	(2,015)
Business investments	(15)	-
Financial investments	4,504	(536)
Other	-	-
Financing activities (net cash)	(9,792)	(4,290)
Proceeds from short-term borrowings	-	-
Repayments of short-term borrowings	(1,000)	(2,000)
Proceeds from long-term borrowings	-	-
Repayments of long-term borrowings	(1,083)	(1,083)
Payments for purchase of treasury stock	(6,744)	-
Payments for dividends	(871)	(1,089)
Other	(94)	(118)
Cash and cash equivalents at beginning of the quarter	2,233	1,500
Cash and cash equivalents at end of the quarter	2,953	2,932

5. Financial Highlights under US GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on US and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. US GAAP may differ from Japanese GAAP in material ways. Presented below are summaries of US GAAP financial results for reference purposes:

Three months ended	Jun 30, 2004	Jun 30, 2003	Change
	¥ Million	¥ Million	%
Revenues	10,515	10,882	-3.4%
Operating Income	2,465	2,823	-12.7%
Net Income	1,225	1,500	-18.3%
Total assets	168,663	167,939	+0.4%
Shareholders' equity	93,328	94,513	-1.3%
Net operating cash flow	9,207	8,267	+11.4%
EBITDA	6,540	7,044	-7.2%
EBITDA margin	62.2%	64.7%	-2.5 point
Earning per share (EPS)	¥3,346.29	¥3,964.57	-15.6%
Weighted average number of shares outstanding	366,138	378,405	-

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

6. Summary of Consolidated Financial Statements under US GAAP (unaudited)

(1) Summary of the Balance Sheets

	As of June 30, 2004	As of June 30, 2003
Assets	¥ Million	¥ Million
Current assets	31,386	30,056
Investments, etc.	24,767	14,886
Property and equipment	108,892	120,153
Other assets	3,618	2,845
Total assets	168,663	167,939
Liabilities and shareholders' equity		
Current liabilities	24,420	18,393
Long-term liabilities	50,263	54,420
Minority interests	652	612
Common stock	53,770	53,770
Additional paid-in capital	34,410	35,009
Retained earnings:		
Appropriated for legal reserve	5	-
Unappropriated	9,964	6,337
Comprehensive income	5,107	1,700
Treasury stock	(9,927)	(2,301)
Total shareholders' equity	93,328	94,513
Total	168,663	167,939

- **Satellite Network, Inc.** (67% ownership)

Three months ended	(¥ Million) June 30, 2004
Revenues	1,200
Operating income	78
Ordinary profit	80
Net income	44

(2) Affiliates

- **Pay Per View Japan, Inc.** (20.0% ownership)

Three months ended	(¥ Million) June 30, 2004
Revenues	3,949
Operating income	(11)
Ordinary Profit	(14)
Net income	(14)

4. Outlook for the Year Ending March 31, 2005, under Japanese GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2005, under Japanese GAAP, is provided below.

	Six months ending Sep. 30, 2004	Year ending March 31, 2005
	¥ Million	¥ Million
Revenues	21,300	44,000
Operating income	3,600	7,000
Ordinary profit	3,300	6,600
Net income	1,800	4,000
Earning per share (EPS)	-	¥ 11,222.74
EBITDA	-	24,800
EBITDA margin	-	56.4%

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

(4) Summary of the Cash Flows Statements

(¥ Million)

Three months ended	June 30, 2004	June 30, 2003
Operating activities (net cash)	9,416	8,148
Income before income taxes	2,372	2,896
Depreciation and amortization	4,133	3,964
Payments for income taxes	(1,777)	(2,840)
Other	4,688	4,128
Investing activities (net cash)	1,002	(2,550)
Property and equipment	(3,178)	(2,014)
Business investments	(15)	(5)
Financial investments	4,195	(531)
Financing activities (net cash)	(9,697)	(4,171)
Proceeds from short-term borrowings	-	-
Repayments of short-term borrowings	(1,000)	(2,000)
Proceeds from long-term borrowings	-	-
Repayments of long-term borrowings	(1,082)	(1,082)
Payments for purchase of treasury stock	(6,743)	-
Payments for dividends	(870)	(1,088)
Cash and cash equivalents at beginning of the quarter	2,233	1,499
Cash and cash equivalents at end of the quarter	2,952	2,932

3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the first quarter ended June 30, 2004. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **Japan Cablecast Inc.** (100% ownership)

(¥ Million)

Three months ended	June 30, 2004
Revenues	39
Operating income	(260)
Ordinary profit	(290)
Net income	(290)

- **JSAT International Inc.** (100% ownership)

(¥ Million)

Three months for	Jan.-Mar., 2004
Revenues	-
Operating income	(136)
Ordinary profit	(155)
Net income	(155)

※Regarding JSAT International Inc. (JII), the first quarter is a period from January to March. JII's operating results include Horizons Satellite LLC's operating results.

2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of June 30, 2004	As of June 30, 2003
Assets		
Current assets	16,429	16,122
Fixed assets	151,210	150,709
Deferred assets	521	196
Total assets	168,161	167,028
Liabilities and shareholders' equity		
Current liabilities	23,853	17,858
Long-term liabilities	49,123	53,056
Minority interests	672	634
Common stock	53,769	53,769
Additional paid-in capital	31,188	31,770
Retained earnings	15,147	11,394
Unrealized gains on securities	4,799	914
Foreign currency translation adjustment	(464)	(67)
Treasury stock	(9,927)	(2,301)
Total shareholders' equity	94,513	95,479
Total	168,161	167,028

(2) Summary of Statements of Income

(¥ Million)

Three months ended	June 30, 2004	June 30, 2003	Change (%)
Revenues	10,822	10,881	-0.5%
Operating expenses	8,419	7,946	+6.0%
Operating income	2,402	2,934	-18.1%
Other income (expenses)	(118)	(39)	-
Ordinary profit	2,284	2,896	-21.1%
Extraordinary income (expenses)	87	-	-
Income before income taxes and minority interests	2,372	2,896	-18.1%
Income taxes	1,128	1,283	-12.1%
Minority interests	16	9	+77.8%
Net income	1,226	1,603	-23.5%

(3) Revenues for Each Service

(¥ Million)

Three months ended	June 30, 2004	June 30, 2003	Change (%)
Network-Related Services	3,978	4,207	-5.4%
Broadcast & Video Distribution Services	6,592	6,468	+1.9%
Other	250	205	+22.0%
Total	10,822	10,881	-0.5%

August 5, 2004
JSAT Corporation

Operating Results for the 1st Quarter Ended June 30, 2004

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the first quarter ended June 30, 2004. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in Japan(Japanese GAAP).

1. Financial Highlights under Japanese GAAP (unaudited)
2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)
4. Outlook for the Year Ending March 31, 2005, under Japanese GAAP (unaudited)
5. Financial Highlights under US GAAP (unaudited)
6. Summary of Consolidated Financial Statements under US GAAP (unaudited)
7. Outlook for the Year Ending March 31, 2005, under US GAAP (unaudited)

1. Financial Highlights under Japanese GAAP (unaudited)

JSAT Group's financial highlights for the first quarter ended June 30, 2004, are as follows:

Three months ended	June 30, 2004	June 30, 2003	Change
	¥ Million	¥ Million	%
Revenues	10,822	10,881	-0.5%
Operating income	2,402	2,934	-18.1%
Ordinary profit	2,284	2,896	-21.1%
Net Income	1,226	1,603	-23.5%
Total assets	168,161	167,028	+0.7%
Shareholders' equity	94,513	95,479	-1.0%
Net operating cash flow	9,416	8,148	+15.6%
EBITDA	6,690	7,066	-5.3%
EBITDA margin	61.8%	64.9%	-3.1 point
Earnings per share(EPS)	¥3,350.57	¥4,236.42	-20.9%
Weighted average number of shares outstanding	366,138	378,405	-

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

7. Outlook for the Year Ending March 31, 2005, under US GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2005, under the US GAAP, is provided below.

	Six months ending Sep. 30, 2004	Year ending March 31, 2005
	¥ Million	¥ Million
Revenues	20,600	42,600
Operating income	3,700	7,100
Net income	2,000	4,400
Earning per share (EPS)	-	¥ 11,678.0
EBITDA	-	23,050
EBITDA margin	-	54.1%

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

August 5, 2004
JSAT Corporation

JSAT Announces Details Concerning Issuance of Subscription Rights (Stock Options)

JSAT Corporation wishes to serve notice that at a meeting held today, the Board of Directors approved finalized details regarding a resolution to grant stock options through the issuance of subscription rights, pursuant to Article 280-20, -21 of the Commercial Code of Japan. The resolution was approved by JSAT shareholders at the company's 20th Ordinary General Meeting of Shareholders.

The exercise price for the subscription rights and other undetermined matters will be finalized on August 13, 2004, the scheduled date of issue for the new subscription rights.

Particulars

1. Date of issue for subscription rights:	August 13, 2004 (Scheduled)
2. Number of subscription rights to be issued:	1,000 (One share per subscription right)
3. Issue price of subscription rights:	Issued in gratis
4. Type and number of shares to be issued for the purpose of issuing subscription rights:	1,000 shares of JSAT common stock
5. Payment due upon exercise of subscription rights:	Undetermined
6. Total price of shares to be issued upon exercise of subscription rights:	Undetermined
7. Exercise period:	From July 1, 2005 to June 30, 2009
8. Amount of the issue price of new shares issued upon exercise of subscription rights to be included in shareholders' equity:	Undetermined
9. Limits on the transfer of subscriptions rights:	A subscription right may only be transferred with the approval of the Board of Directors.
10. Eligible recipients of new subscription rights:	54 recipients (5 directors, 7 executive officers and 36 employees as well as 2 subsidiaries directors and 4 employees)

(Reference)

(1) Meeting of the Board of Directors to approve resolution for proposal to Ordinary General Meeting of Shareholders:	May 11, 2004
(2) Approval of resolution by Ordinary General Meeting of Shareholders:	June 25, 2004

August 4, 2004
JSAT Corporation
NTT Communications Corporation

JSAT and NTT Com to Conduct Cyber Security Net Service (Provisional) Trials

Rapidly and Reliably Distribute Antivirus Files and Security Patches

JSAT Corporation (JSAT) and NTT Communications Corporation (NTT Com) today announced plans to begin conducting service trials in December 2004 for the launch of Cyber Security Net Service (provisional). This service is designed to rapidly distribute pattern files and security patches for combating computer viruses via communications satellite links, which are unaffected by Internet congestion.

1. Background and Objective

Even in recent years, virus outbreaks on the Internet have shown no sign of abating. Network viruses that infect entire networks are posing a more serious threat than viruses that target files. A key priority for many companies is to be able to reliably and rapidly upgrade files and apply security patches to combat viruses as soon as they arise.

Antivirus files offered by security vendors are typically distributed over the Internet. It can thus be difficult to obtain antivirus files and security patches due to Internet congestion during major virus outbreaks. In the worst-case scenario, delays in implementing appropriate countermeasures may trigger a chain of adverse events that could cripple the Internet. In fact, 2004 has already seen the outbreak and spread of several network worms, such as Mydoom and Sasser, and in some cases the failure to implement appropriate countermeasures, mainly due to Internet congestion caused by bandwidth issues with corporate and other Internet links, network virus attacks and other factors.

With this in mind, JSAT and NTT Com have agreed to conduct service trials in preparation for the launch of Cyber Security Net Service (provisional). This service is designed to rapidly and reliably distribute

antivirus software and security patches via communications satellite links unaffected by Internet congestion.

Because Cyber Security Net Service (provisional) is a satellite distribution service isolated from Internet links that can deliver virus-free, clean files, patches and other security products, it is a particularly effective countermeasure against network viruses. Furthermore, ensuring that antivirus files are distributed to customers immediately after they are created is crucial to this service. The two companies thus plan to establish a close-knit network with various participating security vendors.

2. Overview of Service Trials

(1) Objective: Ensure that services are convenient to use, uncover customer needs, coordinate links and distribution formats with security vendors, and study ways to make the distribution system more efficient in preparation for the full-scale launch of services.

(2) Service Content: Antivirus files and security patches will be distributed via communications satellite links to corporate users. Collaborating first with Trend Micro, Inc., we plan to establish a framework for rapidly distributing up-to-date antivirus files. Though these service trials, we will also explore the feasibility of expanding distribution services to include patches for proprietary corporate operating software and other products. We will likewise consider the provision of a broader range of data management services related to satellite distribution services covering antivirus files and security patches on various terminals linked over client LANs.

(3) Trial period: December 1, 2004 to March 31, 2005 (planned)

(4) Roles of the Two Companies:

① JSAT

- Provide the service's satellite distribution network; and,
- Provide equipment required by customers (antenna, receiver PCs, and distribution software, etc.).

② NTT Com

- Manage the distribution of antivirus and security patch files;
- Construct server systems and data distribution centers; and,
- Establish communications links and a network with security vendors.

3. Outlook

After the trial-period, the two companies will use the results to roll out this new service as early as possible. Plans call for marketing this service as part of NTT Com's security package service.

Cyber Security Net Service Schematic Image



JCSAT satellite
NTT Communications
Data Center
JSAT Teleport
30Mbps
Customer A
Antivirus File
Distribution Server
Dedicated line
Edge Mirror Server
Router
Security patch file
Security
patch file
Dedicated line
Internet
Congestion
Congestion Due
to DoS Attack
Client PCs
Security
patch file
Internet
Customer B
Software vendors
Client PCs